Exhibit (a)(6)
LETTER REGARDING YOUR AMERICAN ITALIAN PASTA COMPANY
STOCK IN THE
AMERICAN ITALIAN PASTA COMPANY RETIREMENT SAVINGS PLAN
(including Election Form and Withdrawal Form)
and the tender offer for shares of common stock of
AMERICAN ITALIAN PASTA COMPANY
pursuant to the Offer to Purchase dated June 24, 2010
(as amended or supplemented from time to time)
                    , 2010
Dear American Italian Pasta Company Retirement Savings Plan Participant:1
Summary — Action Required
     A tender offer has been made for American Italian Pasta Company (“Company”) common stock (“AIPC Stock”). You are receiving this letter because you are a participant in the American Italian Pasta Company Retirement Savings Plan (“Plan”) and a portion of your Plan account (“Plan Account”) is invested in AIPC Stock. The enclosed “Offer to Purchase” dated June 24, 2010 (and related documents), which have been sent to all record holders of AIPC Stock, explain how the tender offer will be implemented. This letter and the enclosed Election Form and Withdrawal Form contain supplemental information for Plan participants who have AIPC Stock in their Plan Accounts. It is very important that you read this letter, the Offer to Purchase, and other enclosed documents before you make a decision whether or not to tender (that is, offer to sell) all or any portion of the shares of AIPC Stock in your Plan Account.
•	As a result of the tender offer, you may elect to sell each share of AIPC Stock in your Plan Account (“Plan Shares”) for $53.00, without interest. If you would like to accept the tender offer and receive $53.00, without interest, per share for all or any percentage of your Plan Shares, the enclosed Election Form must be received by July 16, 2010. You are not required to accept the tender offer.

•	If the Election Form is not received by the required deadline, the Plan fiduciary committee will decide whether to direct the Plan trustee to tender or not to tender the Plan Shares credited to your Plan account.

[1]	In this letter, “participant” means: (i) any person who is a current or former employee; (ii) any beneficiary of a deceased current or former employee; and (iii) any alternate payee under a qualified domestic relations order; but only if AIPC stock is credited to such individual’s Plan Account.

•	Under certain circumstances (discussed in Section 13 of the Offer to Purchase), your Plan Shares will be acquired by Ralcorp (defined below) in a subsequent merger even if you do not elect to tender them in the tender offer.

•	AIPC Stock will continue to be an available investment option under the Plan following the end of the tender offer so long as AIPC Stock continues to be listed on NASDAQ (unless AIPC Stock is otherwise eliminated as an investment option).

•	The cash proceeds from any sales of Plan Shares credited to your Plan account will be invested in accordance with your Plan investment election on file. If no such direction is on file, such proceeds will be invested in the Plan’s default investment option.

•	A sale of the Plan Shares credited to your Plan account will not result in a distribution to you from the Plan. So, your tender decision is not a decision to take or not take distribution from the Plan. Therefore, accepting the tender offer will not create a taxable event for you.
The Tender Offer
     You are receiving this letter and the enclosed Election Form in connection with the cash tender offer by Excelsior Acquisition Co. (“Purchaser”), a wholly-owned subsidiary of Ralcorp Holdings, Inc. (“Ralcorp”), to purchase all of the outstanding shares of AIPC Stock not already owned by the Company, Ralcorp or their affiliates at a price of $53.00 per share, without interest (“Offer Price”), on the terms and subject to the conditions in the enclosed Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements, is called the “Offer” in this letter).
     A copy of the Offer to Purchase is enclosed with this letter. It describes the Offer in greater detail, including the conditions that must be satisfied before Purchaser will purchase the shares of AIPC Stock in the Offer.
Your Prompt Response Is Requested
     The Offer is being made for all of the outstanding shares of AIPC Stock, including the Plan Shares credited to your Plan Account. You have the right to tender or not tender all or any of these Plan Shares. You must follow the instructions in this letter, fill out and sign the enclosed Election Form, and mail the Election Form in the enclosed postage-paid pre-addressed envelope or send it by fax to Computershare Trust Company, N.A. (“Independent Tabulator”) at the fax number shown below. If you do not wish to use the enclosed envelope, you may also mail your Election Form by first-class mail to the Independent Tabulator at the following address:

Computershare Trust Company, N.A.
Attn: Corporate Actions
250 Royall Street
Canton, MA 02021
Facsimile: (617) 360-6810
     As discussed in the enclosed Schedule 14D-9, the Board of Directors of the Company has recommended that stockholders accept the tender offer. However, none of Prudential Bank and Trust, FSB, the trustee of the Plan (“Trustee”) (which holds the Plan Shares), nor any other Plan fiduciary, nor the Company have made any recommendation to you, as a participant in the Plan, as to whether to tender or refrain from tendering the Plan Shares in your Plan Account. You must make your own decision as to whether to tender your Plan Shares and, if so, the percentage of your Plan Shares that you wish to tender.
Deadline For Your Response
     If your valid instructions to tender Plan Shares in the form of a signed Election Form are not received by the Independent Tabulator by 3:00 p.m., Central Daylight Saving Time, on July 16, 2010 (“Plan Deadline”), the Plan Shares in your Plan Account will either be tendered or not tendered at the direction of the Plan’s fiduciary committee. If Purchaser extends the Offer, your signed Election Form must be received by 3:00 p.m., Central Daylight Saving Time, on the date that is four (4) business days before the new date on which the Offer expires (“Extended Plan Deadline”), or the Plan Shares in your Plan Account will either be tendered or not tendered at the direction of the Plan’s fiduciary committee.
     You also may request that the Trustee withdraw any instruction you have previously submitted on your Election Form, as long as your Withdrawal Form is received by the Independent Tabulator by the Plan Deadline. If the Offer is extended and you wish to withdraw your previously submitted instruction, then the Independent Tabulator must receive your Withdrawal Form by the Extended Plan Deadline. Any request to withdraw the instruction sent to the Independent Tabulator in your Election Form must: (i) specify the name of the participant who has made the instruction that is being withdrawn and the participant’s social security number; and (ii) be signed by the participant in the same manner as the original signature on the Election Form in which the instruction that is being withdrawn was made.
     If the Independent Tabulator does not receive valid instructions from you on the Election Form by the applicable deadline, then the Trustee will tender or not tender your Plan Shares at the direction of the Plan’s fiduciary committee.
Conditions To The Offer
     The Offer is subject to, among other conditions, a non-waivable condition that there be validly tendered and not withdrawn at least a majority of the shares of AIPC Stock that are not owned by the Company, Ralcorp or their affiliates. Certain other conditions to consummation of the Offer are described in Section I of the Offer to Purchase.

Notice For Individuals Who Own Shares Of AIPC Stock Outside The Plan
     If you also own shares of AIPC Stock outside of your Plan Account, you will receive, under separate cover, another copy (or copies) of the enclosed documents that can be used to tender your other shares if you choose to do so. Instructions on tendering shares of AIPC Stock that you own outside of your Plan Account are in the Offer to Purchase and related Letter of Transmittal. Those documents may not be used to direct the Trustee regarding whether to tender the Plan Shares in your Plan Account.
Limitations On Transactions Involving AIPC Stock
     In order for the Trustee to have sufficient time to prepare administratively to respond to the Offer, transactions involving shares of AIPC Stock (including all exchanges out of AIPC Stock and loans, withdrawals and distributions from your Plan Account that include Plan Shares) will be prohibited for a period of up to three business days beginning on the day after the Plan Deadline (or Extended Plan Deadline). This restriction on transactions will apply to all Plan Shares in your Plan Account, regardless of your direction whether to tender any of the Plan Shares in your Plan Account.
     The restriction only applies to the portion of your Plan Account that is invested in AIPC Stock and does not apply to any part of your Plan Account that is invested in other investment funds.
Investment of Proceeds From Sale Of Plan Shares — Blackout Notice
     If you elect to tender your Plan Shares (and the shares are accepted in the Offer), any cash proceeds received for the Plan Shares will remain in the Plan and be invested in accordance with your Plan investment election on file (or in the Plan’s default investment fund option if no such election is on file). You may elect to change your investment elections at any time. No fees will be charged to your Plan accounts at any time for this transfer.
     It is expected that there will be a period of at least several days between the date that Plan Shares in your Plan Account are sold at the end of the Offer and the date that the cash proceeds are received by the Trustee and invested in other investment options under the Plan. You will not be able to direct the reinvestment of the cash proceeds into another investment fund (or receive a loan, withdrawal or distribution from your Plan Account of any portion of the cash proceeds) until they are received by the Trustee.
     This period, during which you will be unable to exercise these rights otherwise available under the Plan, is called a Blackout Period. Whether or not you are planning retirement in the near future, we encourage you to carefully consider how the Blackout Period may affect your retirement planning, as well as your overall financial plan. The Blackout Period is expected to begin on July 20, 2010, and is expected to end July 22, 2010. During this time, you can determine whether the Blackout Period has ended by calling Prudential Retirement Services (“Prudential”) at (877) 778-2100.
     During the Blackout Period, you will be unable to transfer or diversify the investment of the cash proceeds received from the sale of the Plan Shares in your Plan Account.

     Federal law generally requires that you be furnished notice of a Blackout Period at least thirty (30) days in advance of the last date on which you could exercise your affected rights immediately before the commencement of any Blackout Period in order to provide you with sufficient time to consider the effect of a Blackout Period on your retirement and financial plans. However, given the timing of the Offer, notice of this Blackout Period could not be provided thirty (30) days in advance.
     To obtain information about the Plan’s investment alternatives, including their objectives, risk and return characteristics and fees and expenses, you may visit the Prudential internet site at www.prudential.com/online/retirement. If you do not have access to the internet, you may contact Prudential at (877) 778-2100 to obtain the information. You should also call Prudential at this number if you have any questions about this Blackout Notice.
Tax Issues
     You will not recognize any immediate tax gain or loss as a result of the Offer or the sale of your Plan Shares. You can find additional tax information relating to the Offer in the Offer to Purchase. You are further advised to consult with your tax advisor concerning your decision as to whether to tender your Plan Shares.
Enclosed For Your Review
     Enclosed for your review are the following materials about the Offer:
1.	the Offer to Purchase, dated June 24, 2010, which contains important details about the Offer (for informational purposes only);

2.	the Solicitation/Recommendation Statement on Schedule 14D-9 (for informational purposes only);

3.	a Letter of Transmittal and other documents sent to the Company’s Stockholders (for informational purposes only and which you do not have to complete);

4.	an Election Form;

5.	a Withdrawal Form; and

6.	a reply envelope.
     The enclosed information relates only to the Plan Shares allocated to your Plan Account. If you own other shares of AIPC Stock outside of the Plan, then you should have received separate mailings relating to those shares.
Your Decision Is Confidential
     Your instructions will be kept confidential, and will not be made available to the Company or its officers, directors or employees. In order to ensure that your instructions remain confidential, please return the enclosed Election Form directly to the Independent Tabulator.

For Additional Information
     If you have questions with regard to the Offer to Purchase and associated tender offer materials in connection with the Offer, or want to obtain updated information on expiration dates and deadlines applicable to the Offer, then please call Georgeson Inc. (the Information Agent for the Offer) at the telephone number on the back cover of the Offer to Purchase. Please note that all tender offer materials that have been filed with the U.S. Securities and Exchange Commission are available online at www.sec.gov.